UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of July, 2003

Commission File Number:  1-14842


                                   e-SIM LTD.
                  ---------------------------------------------
                 (Translation of registrant's name into English)


            19 Hartum Street, Har Hotzvim, Jerusalem 91450, Israel
           ----------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|       Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|              No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

The following are included in this report on Form 6-K:

                                                                   Sequential
         Exhibit                 Description                       Page Number
         -------                 -----------                       -----------

            1.           Press release, dated July 9, 2003.                3
            2.           Press release, dated July 16, 2003                4
            3.           Press release, dated July 22, 2003                6

FOR IMMEDIATE RELEASE
---------------------

MEDIA CONTACT:                                           INVESTOR CONTACT:
Judyth Eichenholz                                        Yaron Eldad
e-SIM Ltd.                                               e-SIM Ltd.
+1-888-742-9364                                          +972-2-587-0770
judyth@e-sim.com                                         yaron@e-sim.co.il
----------------                                         -----------------




 RATIONAL SOFTWARE (JAPAN) ENDORSES E-SIM LTD.'S RAPIDPLUS(TM)AS CRUCIAL TOOL IN
                              SYSTEM VERIFICATION



Tokyo, Japan, July 9, 2003 - Japan's Rational Software announced today that they have successfully completed an evaluation using e-SIM Ltd.'s (OTCBB: ESIM.OB) RapidPLUS(TM) together with Rose RealTime (RT) for system verification. The evaluation concluded that RapidPLUS(TM) is an important element in the process of developing systems with Rose. RapidPLUS(TM) enables faster and more comprehensive tests of Rose RT-based systems.

Rational Rose(R) RealTime provides a comprehensive visual development environment for developers of embedded real time software. Among the challenges faced by developers of software for cellular phones, digital cameras, car navigation systems and other embedded systems is debugging of the elaborate and intricate code. To overcome the problem created by the separate development of MMI and system software, Rational tested e-SIM Ltd.'s RapidPLUS(TM) solution. RapidPLUS(TM) is a PC-based MMI solution enabling the swift on-screen simulated design, prototyping and code generation of user interfaces for wireless and electronic products. Using RapidPLUS(TM) as the front end MMI, system developers were able to generate MMI input events into the system and immediately view the effects of the input on the RapidPLUS(TM) model.

Rational has verified that RapidPLUS(TM), integrated as a part of its own solution to create a combined powerful tool, enables quick and efficient development of complex embedded software.

About e-SIM Ltd.

Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and electronic products. e-SIM's MMI solutions are used by a wide range of wireless and electronic consumer goods manufacturers as well as by makers of aerospace and military equipment. e-SIM's RapidPLUS(TM) line of software products enables product designers and engineers to expedite the concept-to-market life cycle of products by easily creating simulated computer prototypes that are fully functional, and generating code from them to be used in the actual product. The RapidPLUS(TM) solution enables smooth development of wireless and electronic products and brings them to market faster with lower development costs.


e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, which are "virtual products" that look and behave like real products, over the Internet.

FOR IMMEDIATE RELEASE
---------------------

MEDIA CONTACT:                                          INVESTOR CONTACT:
Judyth Eichenholz                                       Yaron Eldad
e-SIM Ltd.                                              e-SIM Ltd.
+1-888-742-9364                                         +972-2-587-0770
judyth@e-sim.co.il                                      yaron@e-sim.co.il
------------------                                      -----------------


                          INTEL ADDS e-SIM LTD. TO ITS
                              PCA DEVELOPER NETWORK


Jerusalem, Israel, July 16, 2003 -- e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of MMI solutions for wireless platform and device manufacturers, announced today that they have been accepted into Intel Corp.'s Personal Internet Client Architecture (PCA) Developer Network.

e-SIM Ltd. is the developer of RapidPLUS(TM), the most advanced and complete PC-based tool for the design and development of MMIs for wireless devices. e-SIM provides a complete MMI solution that accompanies MMI development throughout its life cycle. The e-SIM solution includes a complete MMI reference design, a comprehensive set of development and customization tools and consulting services for MMI developers.


e-SIM's offering to wireless platform manufacturers allows them to integrate the MMI solution into their platform, providing a more complete platform base to device manufacturers who can develop and manufacture their devices faster and at lower cost. In addition, e-SIM's MMI solution easily integrates with third party software such as MMS clients, browsers, voice recognition software and many other types of consumer-oriented complementary software.

To date, millions of cellular phones developed with RapidPLUS(TM) technology are in use by consumers around the globe.

Reuven Kleinman, e-SIM's VP of Business Development and Marketing said, "e-SIM's relationship with Intel Corp. will facilitate the development of superior devices that combine Intel hardware and e-SIM MMI software development tools. The two together lead to the development of innovative products."

About e-SIM Ltd.
Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and electronic products. e-SIM's MMI solutions are used by a wide range of wireless and electronic consumer goods manufacturers as well as by makers of aerospace and military equipment.


e-SIM's RapidPLUS(TM) line of software products enables product designers and engineers to expedite new products' concept-to-market chain by easily creating simulated computer prototypes that are fully functional, and generating code from them to be used in the actual product. e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, which are "virtual products" that look and behave like real products, over the Internet.

About Intel(R) Personal Internet Client Architecture Developer Network
The Intel PCA Developer Network is designed to help developers successfully build and market wireless applications, services and devices. Based on the Intel(R) Personal Internet Client Architecture (Intel PCA), the network offers wireless companies access to more than 300 tools for developing devices and applications based on Intel PCA. For more information about the Intel PCA Developer Network, visit http://www.intel.com/pca/developernetwork/.


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.


                                      # # #

FOR IMMEDIATE RELEASE

MEDIA CONTACT:                                               INVESTOR CONTACT:
Judyth Eichenholz                                            Yaron Eldad
e-SIM Ltd.                                                   e-SIM Ltd.
+1-888-742-9364                                              +972-2-587-0770
judyth@e-sim.com                                             yaron@e-sim.co.il
----------------                                            -----------------


         E-SIM AND HOLOMATIX ANNOUNCE PARTNERSHIP ENABLING FULL PRODUCT
                             EXPERIENCE OVER THE WEB


Jerusalem, Israel, July 22, 2003 - e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of MMI solutions for electronic and wireless products that enable the creation of fully functional simulated computer prototypes, announced today that it has entered into a partnership agreement with Holomatix Ltd., a UK-based leader in the field of photo-realistic 3D technologies. The outcome of this partnership will lead to a complete interactive user experience available over the Web.

e-SIM Ltd., founded in 1991 and headquartered in Jerusalem, Israel, is the creator of LiveManuals, a technology that enables true interaction with electronic products over the Web. With LiveManuals, users can actually operate products on the Web by using the simulated product as if it were the real thing
- pressing the buttons on the product's user interface and seeing what happens. Electronics and telecommunications manufacturers such as Panasonic, Sprint and Nikon among others, employ LiveManuals technology so their customers and employees can receive training and support for products and potential customers can take products for virtual test drives.

Holomatix Ltd. excels through bringing together unique 3D technologies with highly skilled creative professionals. Holomatix Blaze3D technologies power the delivery of 3D product animations across a spectrum of marketing and communication channels, from corporate websites to product micro-sites, from interactive point of sale displays to rich media advertising. Holomatix clients include some of the most respected manufacturers of business and consumer products worldwide.

The combination of e-SIM and Holomatix technologies will facilitate the most complete virtual product experience available over the Web. The photo-realistic rendering of the product accompanied by the virtual experience will enable consumers to truly gain an accurate impression of products' look and feel as well as their functionalities.

"Livemanuals is the best technology for Web interactivity and complete realistic functionality, while Holomatix's Blaze3D results in 3D renderings of the highest visual quality available," said Avi Hitelman, VP for R&D at e-SIM. "The synergistic combination of our technologies will enable manufacturers of electronic and wireless products to deliver the most powerful and compelling Web experience currently available to their consumers."

"Bringing together Holomatix photo-realistic 3D technology with e-SIM Livemanuals has a uniquely powerful effect, resulting in truly virtual products. Consumers can experience a product without any viewing restrictions, and explore its functionality in finite detail without reliance on any proprietary software plug-ins," said Daniel Goss-Custard, Managing Director of Holomatix.

ABOUT E-SIM LTD.
Founded in 1991, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for electronic products. e-SIM's MMI solutions are used by a wide range of wireless and electronic consumer goods manufacturers as well as by makers of aerospace and military equipment.



e-SIM's RapidPLUS(TM) line of software products enables product designers and engineers to expedite the concept-to-market life cycle of products by easily creating simulated computer prototypes that are fully functional, and generating code from them to be used in the actual product. e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, which are "virtual products" that look and behave like real products, over the Internet.


ABOUT HOLOMATIX LTD.
Established in 2000, Holomatix Ltd (http://www.holomatix.com) is a leading provider of photo-realistic 3D technologies and creative services. Holomatix Blaze3D technology is the most compact and efficient 3D Web display solution currently available by a significant margin. Blaze3D technology powers 3D product tours/e-brochures, sales applications, training materials, exhibition and point of sale presentations, screensavers, PowerPoint presentations and rich media advertising. Holomatix clients include some of the world's most well known and respected product manufacturers.




Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.

                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           e-SIM LTD.


Date:  August 3, 2003                      By  /s/ Yaron Eldad
                                              ----------------------------------
                                              Name:  Yaron Eldad
                                              Title: Chief Financial Officer
                                                     and Chief Operating Officer